SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

1347 Property Insurance Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

68244P107

(CUSIP Number)

D. Kyle Cerminara

Fundamental Global Investors, LLC

4201 Congress Street, Suite 140

Charlotte, North Carolina 28209

(704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 16, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 68244P107	13D	Page 2 of 21 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,914,362(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,914,362(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,914,362(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.0%
14	TYPE OF REPORTING PERSON OO

(1)	Includes 100,000 shares of Common Stock subject to a call option.

(2)	Fundamental Global Investors, LLC may also be deemed to be the beneficial owner of 34,620 shares of the Company’s 8.00% Cumulative Preferred Stock, Series A (the “Preferred Stock”), that are directly held by Fundamental Global Partners Master Fund, LP, which represent approximately 4.9% of the Company’s outstanding shares of Preferred Stock. The Preferred Stock is non-voting and non-convertible.

CUSIP No. 68244P107	13D	Page 3 of 21 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 550,656(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 550,656(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 550,656(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON PN

(1)	Includes 50,000 shares of Common Stock subject to a call option.

(2)	Fundamental Global Partners Master Fund, LP also directly holds 34,620 shares of the Company’s Preferred Stock, which represent approximately 4.9% of the Company’s outstanding shares of Preferred Stock. The Preferred Stock is non-voting and non-convertible.

CUSIP No. 68244P107	13D	Page 4 of 21 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,296
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,296
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,296
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON OO

* Less than 1%.

CUSIP No. 68244P107	13D	Page 5 of 21 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,532
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,532
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,532
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON PN

* Less than 1%.

CUSIP No. 68244P107	13D	Page 6 of 21 Pages

1	NAME OF REPORTING PERSON Fundamental Activist Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 838,187(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 838,187(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 838,187(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON PN

(1)       Includes 50,000 shares of Common Stock subject to a call option.

CUSIP No. 68244P107	13D	Page 7 of 21 Pages

1	NAME OF REPORTING PERSON FGI 1347 Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 477,282
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 477,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 477,282
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 68244P107	13D	Page 8 of 21 Pages

1	NAME OF REPORTING PERSON Ballantyne Strong, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,038,409
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,038,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,038,409
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 68244P107	13D	Page 9 of 21 Pages

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,141(1)
	8	SHARED VOTING POWER 2,914,362(2)
	9	SOLE DISPOSITIVE POWER 7,141(1)
	10	SHARED DISPOSITIVE POWER 2,914,362(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,921,503(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.1%
14	TYPE OF REPORTING PERSON IN

(1)	Does not include 16,294 shares potentially issuable to Mr. Cerminara pursuant to grants of restricted stock units.

(2)	Includes 100,000 shares of Common Stock subject to a call option.

CUSIP No. 68244P107	13D	Page 10 of 21 Pages

1	NAME OF REPORTING PERSON Lewis M. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,141(1)
	8	SHARED VOTING POWER 2,914,362(2)
	9	SOLE DISPOSITIVE POWER 7,141(1)
	10	SHARED DISPOSITIVE POWER 2,914,362(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,921,503(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.1%
14	TYPE OF REPORTING PERSON IN

(1)	Does not include 16,294 shares potentially issuable to Mr. Johnson pursuant to grants of restricted stock units.

(2)	Includes 100,000 shares of Common Stock subject to a call option.

CUSIP No. 68244P107	13D	Page 11 of 21 Pages

This Amendment No. 13 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 13”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on June 18, 2015 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of 1347 Property Insurance Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 13 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 13, the Schedule 13D remains unchanged.

Item 2. Identity and Background.

This Statement is filed by (i) Fundamental Global Partners Master Fund, LP, a Cayman Islands exempted limited partnership (“FGPM”), (ii) FGI Global Asset Allocation Fund, Ltd., a Cayman Islands exempted company (“FGAA”), (iii) FGI Global Asset Allocation Master Fund, LP, a Cayman Islands exempted limited partnership (“FGGM”), (iv) Fundamental Activist Fund I, LP, a Delaware limited partnership (“FAFI”), (v) FGI 1347 Holdings, LP, a Delaware limited partnership (“FGIH”), (vi) Fundamental Global Investors, LLC, a North Carolina limited liability company, (vii) FGI International USVI, LLC, a U.S. Virgin Islands limited liability company, (viii) FGI Funds Management, LLC, a Florida limited liability company, (ix) Mr. Joseph H. Moglia, (x) Mr. D. Kyle Cerminara, (xi) Mr. Lewis M. Johnson, (xii) Ballantyne Strong, Inc., a Delaware corporation (“BTN”), and (xiii) BK Technologies Corporation, a Nevada corporation (“BKTI”).

The principal business of each of FGPM, FGAA, FGGM, FAFI and FGIH is serving as a private investment fund. The principal business of Fundamental Global Investors, LLC is to serve as a registered investment advisor. The principal business of FGI International USVI, LLC is to provide investment advisory services, including to FGAA. The principal business of FGI Funds Management, LLC is to provide investment advisory services, including to FGPM, FGGM, FAFI and FGIH. The principal business of CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”), a Florida limited liability company (“CWA”), is to provide wealth management, estate planning and family office services to individual investors. Fundamental Global Investors, LLC owns 50% of CWA. Mr. Moglia’s principal occupation is serving as Chairman of TD Ameritrade, a securities brokerage firm, Chair of Athletics and Executive Advisor to the President for Coastal Carolina University and Chairman of Fundamental Global Investors, LLC. The address of TD Ameritrade is 200 S. 108th Avenue, Omaha, Nebraska 68154. The principal occupation of Mr. Cerminara is serving as an investment manager. Mr. Cerminara has also been designated as the “principal executive officer” of the Company. The principal occupation of Mr. Johnson is serving as an investment manager. Each of Messrs. Moglia, Cerminara and Johnson is a U.S. citizen.

The business address of each of Fundamental Global Investors, LLC and Mr. Moglia is 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209. The business address of each of FGPM, FGAA and FGGM is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. The business address of FGI International USVI, LLC is One Hibiscus Alley, 5093 Dronningens Gade, Suite 1, St. Thomas, U.S. Virgin Islands 00802. The business address of each of FAFI, FGIH, FGI Funds Management, LLC and CWA is 9130 Galleria Court, Third Floor, Naples, Florida 34109. The business addresses for Mr. Cerminara are c/o Fundamental Global Investors, LLC, 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209 and 131 Plantation Ridge Dr., Suite 100, Mooresville, North Carolina 28117. The business addresses for Mr. Johnson are c/o CWA Asset Management Group, LLC, 9130 Galleria Court, Third Floor, Naples, Florida 34109 and c/o Fundamental Global Investors, LLC, 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209.

Mr. D. Kyle Cerminara is the Chief Executive Officer, Partner and Manager of Fundamental Global Investors, LLC. Mr. Cerminara is also the Chairman of the Board of Directors of BTN, Chairman of the Board of Directors of BKTI and Chairman of the Board of Directors of the Company. Mr. Lewis M. Johnson is the President, Partner and Manager of Fundamental Global Investors, LLC and is also the Co-Chairman of the Board of Directors of BTN, the Co-Chairman of the Board of Directors of BKTI, and the Co-Chairman of the Board of Directors of the Company. Mr. Joseph H. Moglia is Chairman and Partner of Fundamental Global Investors, LLC. Messrs. Cerminara and Johnson are the Managers of FGI International USVI, LLC and FGI Funds Management, LLC and Co-Chief Investment Officers of CWA.

Bill Beynon, Blaine Ferguson and Messrs. Cerminara and Johnson are managers of CWA. Each of these individuals is a U.S. citizen. Messrs. Beynon and Ferguson are the co-founders of CWA, and their principal occupations are serving as managers of CWA. Their business address is c/o CWA Asset Management Group, LLC, 9130 Galleria Court, Third Floor, Naples, Florida 34109.

BTN is a Delaware corporation, with its principal executive offices located at 4201 Congress Street, Suite 175, Charlotte, North Carolina 28209. BTN is a holding company with diverse business activities focused on serving the entertainment, retail, financial, advertising and government markets. BTN and its subsidiaries design, integrate, and install technology solutions for a broad range of applications; develop and deliver out-of-home messaging, advertising and communications; manufacture projection screens; and provide managed services including monitoring of networked equipment to its customers.

CUSIP No. 68244P107	13D	Page 12 of 21 Pages

BKTI, formerly known as BK Technologies, Inc., is a Nevada corporation, with its principal executive offices located at 7100 Technology Drive, West Melbourne, Florida 32904. On March 28, 2019, BK Technologies, Inc. implemented a holding company reorganization. The reorganization created a new holding company, BK Technologies Corporation, which became the new parent company of BK Technologies, Inc. BKTI, through its operating subsidiary, designs, manufactures and markets wireless communications products consisting of two-way land mobile radios, repeaters, base stations and related components and subsystems.

Information regarding the identity and background of each executive officer and director of BTN and BKTI is set forth on Schedule A and Schedule B to this Statement, respectively. Each of the individuals identified on Schedule A and Schedule B to this Statement is a U.S. citizen.

None of the Reporting Persons, any of their partners, managers, officers or other controlling persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule A or Schedule B to this Statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons, any of their partners, managers, officers or other controlling persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule A or Schedule B to this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: FGPM, $3,742,505; FGAA, $38,969; FGGM, $33,118; FAFI, $6,060,004; FGIH, $3,740,789; BTN, $7,711,566; Mr. Cerminara, $26,003; and Mr. Johnson, $27,746. The source of these funds was working capital or personal funds, as applicable. The total cost for purchases of Common Stock by CWA’s customers was approximately $525,232. The source of funds for the shares of Common Stock acquired for the accounts of CWA’s customers were funds of such customers.

Item 4. Purpose of Transaction.

On April 16, 2020, Fundamental Global Investors, LLC entered into a Purchase Agreement, dated as of the same date (the “Purchase Agreement”), with Fund Management Group LLC, a Florida limited liability company (“FMG”), pursuant to which Fundamental Global Investors, LLC acquired on behalf of the funds managed by it 100,000 shares of Common Stock from FMG, in a privately negotiated transaction, at a price of $4.75 per share, for an aggregate purchase price of $475,000. Of the 100,000 shares acquired by Fundamental Global Investors, LLC, 50,000 shares are held by each of FGPM and FAFI. FMG also granted a call option to Fundamental Global Investors, LLC to acquire from FMG an additional 100,000 shares of Common Stock (the “Option Shares”), for a purchase price of $6.00 per Option Share, at any time during the two-year period beginning on the date of the Purchase Agreement, ending at 5:00 p.m. Eastern time on April 16, 2022 (the “Expiration Time”). Pursuant to the Purchase Agreement, Fundamental Global Investors, LLC agreed to pay $100,000 in the aggregate to FMG promptly after the date of the Purchase Agreement for the call option. Additionally, Fundamental Global Investors, LLC granted FMG a put option to sell the Option Shares to Fundamental Global Investors, LLC, at a purchase price of $4.75 per Option Share, at any time during the two-year period beginning on the date of the Purchase Agreement, ending on the Expiration Time. If FMG exercises the put option on or before 5:00 p.m. Eastern time on October 16, 2021, then the purchase price per Option Share will be reduced by $1.00 per Option Share.

With respect to any Option Shares then held by FMG and/or its affiliates at any time through and until the Expiration Time, FMG has agreed to vote, and to cause all of its affiliates to vote, all such Option Shares in accordance with the recommendation of the board of directors of the Company in connection with any matter submitted to the shareholders of the Company for vote or action.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 68244P107	13D	Page 13 of 21 Pages

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein and except as may be proposed by Messrs. Cerminara and Johnson in their capacities as directors of the Company, or by such board of directors with Messrs. Cerminara’s and Johnson’s participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may in the future acquire additional shares of Common Stock of the Company or dispose of some or all of the shares of Common Stock of the Company held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 2,928,644 shares of Common Stock, which represents approximately 48.3% of the Company’s outstanding shares of Common Stock and includes 100,000 shares of Common Stock subject to a call option.

Each of FGPM, FGAA, FGGM, FAFI, FGIH and BTN directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Each of Messrs. Cerminara and Johnson directly hold the number and percentage of shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement. Mr. Moglia holds 16,216 shares of Common Stock through trusts. None of the other Reporting Persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule A or Schedule B to this Statement directly hold any of the shares of Common Stock disclosed in this Statement, except as described below.

In addition, CWA holds 69,710 shares of Common Stock for the accounts of individual investors, which represents approximately 1.1% of the Company’s outstanding shares of Common Stock. CWA, in its role as investment advisor for customer accounts, Fundamental Global Investors, LLC, as a 50% owner of CWA, and Messrs. Beynon, Cerminara, Ferguson and Johnson, as managers of CWA, may each be deemed to beneficially own the number of shares of Common Stock held in CWA’s customer accounts. Each of Fundamental Global Investors, LLC and Messrs. Beynon, Ferguson, Cerminara and Johnson expressly disclaims beneficial ownership of such shares.

The shares of Common Stock held by Messrs. Cerminara and Johnson do not include (i) 4,000 shares potentially issuable to each of Messrs. Cerminara and Johnson pursuant to restricted stock units granted by the Company on December 15, 2017, (ii) 4,572 shares potentially issuable to each of Messrs. Cerminara and Johnson pursuant to restricted stock units granted by the Company on August 22, 2018, and (iii) 7,722 shares potentially issuable to each of Messrs. Cerminara and Johnson pursuant to restricted stock units granted by the Company on August 13, 2019.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 6,068,106 shares of Common Stock reported by the Company as outstanding as of March 25, 2020 in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2020.

The Reporting Persons also beneficially own in the aggregate 34,620 shares of the Company’s 8.00% Cumulative Preferred Stock, Series A, $25.00 par value per share (the “Preferred Stock”), which represent approximately 4.9% of the Company’s outstanding shares of Preferred Stock. The Preferred Stock is non-voting and non-convertible. FGPM directly holds all of the shares of Preferred Stock. In addition, for the accounts of individual investors, CWA also holds 53,665 shares of Preferred Stock, including 44 shares of Preferred Stock held by Mr. Cerminara in a joint account with his spouse.

Fundamental Global Investors, LLC may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPM, FGAA, FGGM, FAFI and FGIH. BKTI is the sole limited partner of FGIH. FGI International USVI, LLC, as the investment manager to FGAA, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGAA. FGI Funds Management, LLC, as the investment manager to FGPM, FGGM, FAFI and FGIH (as the relying advisor to Fundamental Global Investors, LLC), may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPM, FGGM, FAFI and FGIH. As principals of FGI International USVI, LLC, Messrs. Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGAA. As principals of FGI Funds Management, LLC, Messrs. Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPM, FGGM, FAFI and FGIH. As principals of Fundamental Global Investors, LLC, Messrs. Moglia, Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPM, FGAA, FGGM, FAFI and FGIH. Due to their positions at BTN and as principals of Fundamental Global Investors, LLC, Messrs. Cerminara and Johnson, and Fundamental Global Investors, LLC, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by BTN. Each of Messrs. Moglia, Cerminara and Johnson expressly disclaims such beneficial ownership. Fundamental Global Investors, LLC expressly disclaims beneficial ownership of the shares of Common Stock held by BTN. The Reporting Persons may be deemed to be a “group.”

CUSIP No. 68244P107	13D	Page 14 of 21 Pages

(b) Each of FGPM, FGAA, FGGM, FAFI and FGIH beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Fundamental Global Investors, LLC has the shared power to direct the voting and disposition of the shares of Common Stock held by FGPM, FGAA, FGGM, FAFI and FGIH. FGI International USVI, LLC, as the investment manager to FGAA, has the shared power to direct the voting and disposition of the shares of Common Stock held by FGAA. FGI Funds Management, LLC, as the investment manager to FGPM, FGGM, FAFI and FGIH (as the relying advisor to Fundamental Global Investors, LLC), has the shared power to direct the voting and disposition of the shares of Common Stock held by FGPM, FGGM, FAFI and FGIH. Messrs. Cerminara and Johnson, as principals of FGI International USVI, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGAA. Messrs. Cerminara and Johnson, as principals of FGI Funds Management, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGPM, FGGM, FAFI and FGIH. Messrs. Moglia, Cerminara and Johnson, as principals of Fundamental Global Investors, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGPM, FGAA, FGGM, FAFI and FGIH. Due to their positions at BTN and as principals of Fundamental Global Investors, LLC, Messrs. Cerminara and Johnson, and Fundamental Global Investors, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by BTN. Messrs. Cerminara and Johnson have the power to direct the voting and disposition of the respective shares of Common Stock directly held by them.

CWA has the power to direct the disposition of the shares of Common Stock held in its customer accounts while CWA’s customers retain the power to direct the voting of the shares of Common Stock held in their respective accounts. CWA, in its role as investment advisor for customer accounts, Fundamental Global Investors, LLC, as a 50% owner of CWA, and Messrs. Beynon, Cerminara, Ferguson and Johnson, as managers of CWA, may each be deemed to beneficially own, and to have the shared power to direct the disposition of, the number of shares of Common Stock held in CWA’s customer accounts and disclosed as beneficially owned by CWA in this Statement. Each of Fundamental Global Investors, LLC and Messrs. Beynon, Ferguson, Cerminara and Johnson expressly disclaims such beneficial ownership.

(c) On April 16, 2020, Fundamental Global Investors, LLC acquired on behalf of the funds managed by it (i) 100,000 shares of Common Stock from FMG in a privately negotiated transaction, at a price of $4.75 per share, for the aggregate purchase price of $475,000, and (ii) a call option to acquire an additional 100,000 shares of Common Stock, at a purchase price of $6.00 per share, at any time during the two-year period beginning on April 16, 2020, ending on the Expiration Time. Fundamental Global Investors, LLC paid FMG $100,000 in the aggregate for the call option.

(d) The customers of CWA have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of shares of Common Stock, and the power to direct the receipt of dividends from any shares of Common Stock held for their respective accounts. Such customers may also terminate the investment advisory agreements upon appropriate notice. None of CWA, its owners and its managers have an economic or pecuniary interest in any shares of the Common Stock reported herein as being held in CWA’s customer accounts.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Information set forth under Item 4 above is incorporated herein by reference.

Each of Messrs. Cerminara and Johnson have entered into an investment advisory agreement with CWA pursuant to which CWA exercises discretionary investment management authority with respect to shares of Common Stock held in Messrs. Cerminara’s and Johnson’s customer accounts with CWA.

CUSIP No. 68244P107	13D	Page 15 of 21 Pages

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 13, which agreement is set forth on the signature page to this Statement.

Item 7. Material to Be Filed as Exhibits.

99.1	Purchase Agreement, dated April 16, 2020, by and between Fund Management Group LLC and Fundamental Global Investors, LLC.

CUSIP No. 68244P107	13D	Page 16 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: April 16, 2020

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI GLOBAL ASSET ALLOCATION FUND, LTD.

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Director

FGI GLOBAL ASSET ALLOCATION MASTER FUND, LP,
by FGI Global Asset Allocation GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL ACTIVIST FUND I, LP,
by Fundamental Activist Fund I GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI 1347 HOLDINGS, LP,
by FGI 1347 GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

CUSIP No. 68244P107	13D	Page 17 of 21 Pages

FGI INTERNATIONAL USVI, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

JOSEPH H. MOGLIA

/s/ Joseph H. Moglia

D. KYLE CERMINARA

/s/ D. Kyle Cerminara

LEWIS M. JOHNSON

/s/ Lewis M. Johnson

BALLANTYNE STRONG, INC.

/s/ Mark D. Roberson
Mark D. Roberson
Chief Executive Officer

BK TECHNOLOGIES CORPORATION

/s/ William P. Kelly
William P. Kelly
Executive Vice President and Chief Financial Officer

CUSIP No. 68244P107	13D	Page 18 of 21 Pages

Schedule A

Identity and Background of Executive Officers of Ballantyne Strong, Inc.:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted

Mark D. Roberson	4201 Congress Street, Suite 175 Charlotte, NC 28209	Chief Executive Officer Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, NC 28209

Todd Major	4201 Congress Street, Suite 175 Charlotte, NC 28209	Chief Financial Officer, Secretary and Treasurer Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, NC 28209

Ray F. Boegner	4201 Congress Street, Suite 175 Charlotte, NC 28209	President of Strong Cinema Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, NC 28209

Identity and Background of Directors of Ballantyne Strong, Inc.:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
D. Kyle Cerminara	4201 Congress Street, Suite 140 Charlotte, NC 28209	Chief Executive Officer, Co-Founder and Partner Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209
131 Plantation Ridge Drive, Suite 100 Mooresville, NC 28117

Lewis M. Johnson	c/o CWA Asset Management Group, LLC 9130 Galleria Court, Third Floor Naples, FL 34109	Co-Chief Investment Officer CWA Asset Management Group, LLC 9130 Galleria Court, Third Floor Naples, FL 34109

	c/o Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209	President, Co-Founder and Partner Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209

William J. Gerber	4201 Congress Street, Suite 175 Charlotte, NC 28209	Director Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, NC 28209

Colonel Jack H. Jacobs	4201 Congress Street, Suite 175 Charlotte, NC 28209	Professor; Private Investor; Television Analyst; Director 4201 Congress Street, Suite 175 Charlotte, NC 28209

CUSIP No. 68244P107	13D	Page 19 of 21 Pages

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted

Charles T. Lanktree	4201 Congress Street, Suite 175 Charlotte, NC 28209	Chief Executive Officer Eggland’s Best, LLC 2 Ridgedale Avenue, Suite 201 Cedar Knolls, NJ 07927 Eggland’s Best, LLC is a distributor of nationally branded eggs.

Robert J. Roschman	4201 Congress Street, Suite 175 Charlotte, NC 28209	Investor/Self-Employed Roschman Enterprises 6300 NE 1st Avenue, Suite 300 Fort Lauderdale, FL 33334 Roschman Enterprises is involved in real estate, property management and property development.

Ndamukong Suh	4201 Congress Street, Suite 175 Charlotte, NC 28209	Professional Athlete; Independent Private Investor; Director Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, NC 28209

CUSIP No. 68244P107	13D	Page 20 of 21 Pages

Schedule B

Identity and Background of Executive Officers of BK Technologies Corporation:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
Timothy A. Vitou	7100 Technology Drive West Melbourne, FL 32904	President BK Technologies Corporation 7100 Technology Drive West Melbourne, FL 32904

William P. Kelly	7100 Technology Drive West Melbourne, FL 32904	Executive Vice President, Chief Financial Officer and Secretary BK Technologies Corporation 7100 Technology Drive West Melbourne, FL 32904

Henry R. (Randy) Willis	7100 Technology Drive West Melbourne, FL 32904	Chief Operating Officer BK Technologies Corporation 7100 Technology Drive West Melbourne, FL 32904

Branko Avanic, Ph.D.	7100 Technology Drive West Melbourne, FL 32904	Chief Technology Officer BK Technologies Corporation 7100 Technology Drive West Melbourne, FL 32904

Identity and Background of Directors of BK Technologies Corporation:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
D. Kyle Cerminara	4201 Congress Street, Suite 140 Charlotte, NC 28209	Chief Executive Officer, Co-Founder and Partner Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209

131 Plantation Ridge Drive, Suite 100 Mooresville, NC 28117
Lewis M. Johnson	c/o CWA Asset Management Group, LLC 9130 Galleria Court, Third Floor Naples, FL 34109	Co-Chief Investment Officer CWA Asset Management Group, LLC 9130 Galleria Court, Third Floor Naples, FL 34109

	c/o Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209	President, Co-Founder and Partner Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209

CUSIP No. 68244P107	13D	Page 21 of 21 Pages

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted

Michael R. Dill	7100 Technology Drive West Melbourne, FL 32904

President, Americas West

GKN Aerospace Engine Systems North America

142 James South McDonnell Boulevard

Hazelwood, MO 63042

GKN Aerospace Engine Systems North America, a privately-held company, is a designer and manufacturer of aerospace engine components

Charles T. Lanktree	7100 Technology Drive West Melbourne, FL 32904	Chief Executive Officer Eggland’s Best, LLC 2 Ridgedale Avenue, Suite 201 Cedar Knolls, NJ 07927 Eggland’s Best, LLC is a distributor of nationally branded eggs.

General E. Gray Payne	7100 Technology Drive West Melbourne, FL 32904	Consultant 7100 Technology Drive West Melbourne, FL 32904

John W. Struble	7100 Technology Drive West Melbourne, FL 32904	Finance Operations Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209

Ryan R.K. Turner	7100 Technology Drive West Melbourne, FL 32904

Vice President of Strategic Investments

Ballantyne Strong, Inc.

4201 Congress Street, Suite 175

Charlotte, NC 28209

Ballantyne Strong, Inc. is a publicly-held holding company with diverse business activities focused on serving the cinema, retail, financial, and government markets.